(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 1-32215

CUSIP NUMBER 468202106

For Period Ended: 01/31/2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Jackson Hewitt Tax Service Inc.
Full Name of Registrant

Former Name if Applicable

3 Sylvan Way Parsippany, New Jersey 07054
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant is unable, without unreasonable effort and expense, to timely file its Form 10-Q for the quarter ended January 31, 2010 (the "Form 10-Q") because Registrant has not completed the Management's Discussion and Analysis of Financial Condition and Results of Operations and related analytical disclosures for the Form 10-Q. The delay in completion is due to the additional time and effort expended to complete an interim goodwill impairment analysis that was triggered by the previously announced loss of approximately 50% of Registrant's refund anticipation loan program in the third quarter of fiscal 2010 and the decline in Registrant's stock price and resulting market capitalization since the beginning of such fiscal quarter. Registrant expects to file its Form 10-Q within the prescribed period allowed by Rule 12b-25.

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(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daniel P. O'Brien	(973) 630-1040
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Jackson Hewitt Tax Service Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	03/12/2010	By	/s/ Daniel P. O'Brien
Daniel P. O'Brien EVP and Chief Financial Officer

Part IV(3) Explanation

On March 11, 2010, Registrant announced a net loss of $279.0 million in the third quarter of fiscal 2010, or $9.75 per diluted share, versus net income of $20.9 million in the third quarter of fiscal 2009, or $0.73 per diluted share. Registrant's 2010 third fiscal quarter announced results reflect the effect of a non-cash goodwill impairment charge of $274.2 million, and a non-cash tax valuation charge of $9.9 million. Registrant's announced consolidated total revenues in the 2010 third quarter were $79.1 million, versus $97.8 million in the same period in the prior year. The decreased revenues versus last year's third quarter resulted from a lower number of tax returns prepared and reduced financial product fees in connection with the loss of 50% of the refund anticipation loan program, offset in part by slightly higher average revenue per return. Registrant typically conducts a goodwill impairment analysis each year following the fourth quarter. Due to the previously announced loss of approximately 50% of Registrant's refund anticipation loan program in the third quarter of fiscal 2010 and the decline in Registrant's stock price and resulting market capitalization since the beginning of such fiscal quarter, Registrant concluded that a goodwill impairment triggering event had occurred for purposes of Accounting Standards Codification Topic 350 "Intangibles-Goodwill and Other." Accordingly, Registrant performed a testing of the carrying values of goodwill for both its franchise operations and company-owned offices operations reporting units as of January 31, 2010. After this testing, Registrant concluded that the carrying value of its franchise operations and company-owned offices operations reporting units, including goodwill, exceeded the fair value of each respective reporting unit resulting in the non-cash impairment charge. The non-cash tax valuation charge reflected an additional tax allowance given the inability to fully utilize the deferred tax assets created, in part, by the goodwill impairment expense.